FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 09, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
9 July 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 July 2024	53,859	330.10	322.00	324.6600	LSE
09 July 2024	5,544	329.70	329.70	329.7000	CHIX
09 July 2024	16,076	329.90	329.50	329.7043	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 289,834,478 Ordinary Shares in treasury and have 8,310,726,259 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
09 July 2024	08:03:02	BST	2400	329.70	BATE	1266731
09 July 2024	08:03:02	BST	2584	329.70	BATE	1266727
09 July 2024	08:03:47	BST	5359	329.90	BATE	1267594
09 July 2024	08:03:47	BST	361	329.90	BATE	1267592
09 July 2024	08:07:59	BST	3384	329.50	BATE	1272885
09 July 2024	08:07:59	BST	1988	329.50	BATE	1272883
09 July 2024	08:05:12	BST	5544	329.70	CHIX	1269694
09 July 2024	08:00:36	BST	990	329.50	LSE	1263931
09 July 2024	08:00:36	BST	4142	329.50	LSE	1263929
09 July 2024	08:03:02	BST	5352	329.70	LSE	1266729
09 July 2024	08:03:02	BST	719	329.70	LSE	1266725
09 July 2024	08:07:39	BST	1784	330.10	LSE	1272525
09 July 2024	08:07:39	BST	3339	330.10	LSE	1272527
09 July 2024	14:54:52	BST	400	322.70	LSE	1619062
09 July 2024	14:54:52	BST	400	322.70	LSE	1619060
09 July 2024	14:54:52	BST	400	322.70	LSE	1619058
09 July 2024	14:54:52	BST	400	322.70	LSE	1619056
09 July 2024	14:54:52	BST	400	322.70	LSE	1619054
09 July 2024	14:54:52	BST	400	322.70	LSE	1619052
09 July 2024	14:54:52	BST	400	322.70	LSE	1619050
09 July 2024	14:54:52	BST	400	322.70	LSE	1619046
09 July 2024	14:54:52	BST	400	322.70	LSE	1619044
09 July 2024	14:54:52	BST	400	322.70	LSE	1619042
09 July 2024	14:54:52	BST	216	322.70	LSE	1619040
09 July 2024	14:55:54	BST	2602	323.00	LSE	1620648
09 July 2024	14:55:54	BST	400	323.00	LSE	1620646
09 July 2024	14:55:54	BST	400	323.00	LSE	1620644
09 July 2024	14:55:54	BST	400	323.00	LSE	1620642
09 July 2024	14:55:54	BST	400	323.00	LSE	1620640
09 July 2024	14:55:54	BST	400	323.00	LSE	1620638
09 July 2024	14:55:54	BST	400	323.00	LSE	1620636
09 July 2024	14:55:54	BST	400	323.00	LSE	1620634
09 July 2024	14:59:53	BST	400	322.60	LSE	1626892
09 July 2024	14:59:53	BST	400	322.60	LSE	1626890
09 July 2024	14:59:53	BST	400	322.60	LSE	1626888
09 July 2024	14:59:53	BST	200	322.60	LSE	1626886
09 July 2024	14:59:53	BST	400	322.60	LSE	1626884
09 July 2024	14:59:53	BST	400	322.60	LSE	1626882
09 July 2024	14:59:53	BST	400	322.60	LSE	1626880
09 July 2024	14:59:53	BST	400	322.60	LSE	1626878
09 July 2024	14:59:53	BST	233	322.60	LSE	1626876
09 July 2024	14:59:54	BST	376	322.60	LSE	1626907
09 July 2024	14:59:54	BST	400	322.60	LSE	1626905
09 July 2024	14:59:54	BST	400	322.60	LSE	1626903
09 July 2024	14:59:54	BST	400	322.60	LSE	1626901
09 July 2024	14:59:54	BST	400	322.60	LSE	1626898
09 July 2024	14:59:54	BST	400	322.60	LSE	1626896
09 July 2024	14:59:54	BST	400	322.60	LSE	1626894
09 July 2024	15:02:28	BST	300	322.50	LSE	1632650
09 July 2024	15:02:28	BST	192	322.50	LSE	1632648
09 July 2024	15:02:29	BST	923	322.50	LSE	1632683
09 July 2024	15:02:33	BST	2944	322.50	LSE	1632776
09 July 2024	15:02:33	BST	400	322.50	LSE	1632774
09 July 2024	15:02:33	BST	400	322.50	LSE	1632772
09 July 2024	15:02:33	BST	400	322.50	LSE	1632770
09 July 2024	15:02:33	BST	400	322.50	LSE	1632768
09 July 2024	15:03:39	BST	195	322.10	LSE	1634311
09 July 2024	15:03:39	BST	400	322.10	LSE	1634309
09 July 2024	15:03:39	BST	400	322.10	LSE	1634307
09 July 2024	15:03:39	BST	400	322.10	LSE	1634305
09 July 2024	15:03:39	BST	400	322.10	LSE	1634303
09 July 2024	15:03:39	BST	400	322.10	LSE	1634301
09 July 2024	15:03:39	BST	400	322.10	LSE	1634299
09 July 2024	15:03:39	BST	400	322.10	LSE	1634297
09 July 2024	15:03:39	BST	400	322.10	LSE	1634295
09 July 2024	15:03:39	BST	400	322.10	LSE	1634293
09 July 2024	15:03:39	BST	400	322.10	LSE	1634291
09 July 2024	15:03:39	BST	400	322.10	LSE	1634289
09 July 2024	15:03:39	BST	380	322.10	LSE	1634287
09 July 2024	15:04:18	BST	1352	322.10	LSE	1635399
09 July 2024	15:04:22	BST	904	322.10	LSE	1635474
09 July 2024	15:04:43	BST	42	322.10	LSE	1636148
09 July 2024	15:04:43	BST	400	322.10	LSE	1636146
09 July 2024	15:04:43	BST	400	322.10	LSE	1636144
09 July 2024	15:04:43	BST	400	322.10	LSE	1636142
09 July 2024	15:05:06	BST	1447	322.10	LSE	1636674
09 July 2024	15:05:06	BST	190	322.10	LSE	1636672
09 July 2024	15:05:07	BST	17	322.00	LSE	1636716
09 July 2024	15:05:54	BST	220	322.10	LSE	1638271
09 July 2024	15:05:54	BST	400	322.10	LSE	1638269
09 July 2024	15:05:54	BST	400	322.10	LSE	1638267
09 July 2024	15:05:54	BST	400	322.10	LSE	1638265
09 July 2024	15:05:54	BST	400	322.10	LSE	1638263
09 July 2024	15:05:54	BST	400	322.10	LSE	1638261
09 July 2024	15:05:54	BST	400	322.10	LSE	1638259
09 July 2024	15:05:54	BST	400	322.10	LSE	1638257
09 July 2024	15:05:54	BST	400	322.10	LSE	1638255
09 July 2024	15:05:54	BST	400	322.10	LSE	1638253
09 July 2024	15:05:54	BST	400	322.10	LSE	1638251
09 July 2024	15:05:54	BST	400	322.10	LSE	1638249
09 July 2024	15:05:54	BST	400	322.10	LSE	1638247
09 July 2024	15:05:54	BST	400	322.10	LSE	1638245
09 July 2024	15:05:54	BST	400	322.10	LSE	1638243

Date: 09 July 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary